FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 18, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 18, 2008 and incorporated by reference herein is the Registrant’s immediate report dated November 18, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: November 18, 2008

BLUEPHOENIX SOLUTIONS TEAMS WITH SYNCH-SOLUTIONS TO MODERNIZE
AND RE-HOST SYSTEMS FOR THE CITY COLLEGES OF CHICAGO (CCC)

CARY, NC – November 18, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has completed a project in conjunction with Synch-Solutions, a leading management consulting and technology services firm, to modernize and re-platform legacy systems for the City Colleges of Chicago (CCC).

Implementing more efficient technology services is the goal of colleges across the USA. CCC has been working closely with Synch-Solutions to streamline operations, while improving services, and to future-proof past investments in systems development. As part of this effort, Synch-Solutions partnered with BluePhoenix to deliver a modernization solution. Together, Synch-Solutions and BluePhoenix created a modernization roadmap for CCC.

In this modernization project, BluePhoenix performed a global assessment of the CCC technology environment to define the application inventory environment, and followed up with a detailed analysis of the inventory and application components. BluePhoenix re-hosted approximately 6,000 files from the IBM Mainframe to UNIX. The re-hosting included the migration of VSAM files, as well as associated mainframe components, including COBOL programs and JCL. The VSAM data was transformed to an Oracle database residing on the UNIX platform.

“We are committed to delivering business transformation solutions that reduce costs and increase the value of information technology in the higher education sector,” said Ajay Patel, Vice President of Business Solutions for Synch-Solutions. “We chose to work with BluePhoenix based on their proven experience in delivering modernization solutions. We are pleased to have completed this project and look forward to continuing to build our relationship with BluePhoenix through partnership on subsequent modernization projects.”

“We are proud to be have been chosen by Synch-Solutions and their client, City Colleges of Chicago, to modernize the institution’s legacy systems,” said Arik Kilman, CEO of BluePhoenix Solutions. “Synch-Solutions is a well known management consulting and technology services firm that works closely with customers in government and education sectors to implement solutions that align their people, processes and technologies with enterprise strategy. We are pleased to have provided CCC with a system that allows them to disengage from mainframe reliance – one that will ensure continued operational efficiency on a modern platform that enables future growth.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+97299526100
vsagiv@bphx.com